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06012323


RECEIVED
APR 06 2006
192
PROCESSING
SECTION

April 4, 2006

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated April 4, 2006 announcing that Arcelor's Board of Directors met on April 3, 2006 and took various measures in favor of its shareholders.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA




RECEIVED
APR 0 6 2006
156

PRESS RELEASE

Arcelor Board of Directors takes measures in the interest of its shareholders

- **Proposed dividend increased to EUR 1.85**
- **Decision on legal structure to ensure integration of Dofasco within Arcelor**
- **Arcelor to distribute EUR 5 billion to its shareholders**

Luxembourg, April 4, 2006 – Arcelor's Board of Directors met on April 3, 2006 and took various measures in favor of its shareholders.

Arcelor increases its dividend

The Board of Directors of Arcelor will propose at the next General Shareholders' Meeting a dividend higher than announced on February 16, 2006. The distributed amount would accordingly be increased from € 1.20 to € 1.85 per share.

Such modification reflects Arcelor's confidence in its results as well as in its capacity to achieve the "value plan" presented by its Management Board on last February 27. The amount of €1.85 dividend per share also matches the goal of a 30% distribution rate of the group's net results for 2005, in line with the announced improvement of dividend distribution policy. This proposal demonstrates the confidence of the Board of Directors in Arcelor's earnings potential.

Arcelor implements a structure ensuring the integration of Dofasco within Arcelor

The acquisition of Dofasco is a key milestone in Arcelor's strategy in North America as it enables Arcelor to become a major supplier to American automotive industry, building on its longstanding alliance with Dofasco. This acquisition also gives Arcelor access to significant iron ore resources in North America. It will generate important synergies and is one of the cornerstones of Arcelor's value plan.

The sale of Dofasco would on the contrary have negative consequences for the group, in particular by providing a competitor with the Extragal™ technology which has founded Arcelor success with its leading global automotive customers.

The Arcelor Board of Directors therefore unanimously resolved to prevent a sale of Dofasco that would be against the interests of Arcelor.

Accordingly, effective 3 April 2006, the Arcelor group transferred its shares in Dofasco to an independent Dutch foundation named "Strategic Steel Stichting" (S3). Arcelor will therefore retain full control over Dofasco, including all decision-making power and all

economic interest relating to Dofasco, with the exception of any decision to sell Dofasco:

- The S3 Board members will have independent control over any decision to sell Dofasco with a view to protecting the interests of Arcelor, its integrity and its stability.

- S3 will be in place for at least five years unless the S3 Board decides to dissolve it.

Joseph Kinsch, Chairman of the Board of Directors, said, "The acquisition of Dofasco is a key part of our profitable growth strategy and our vision of industry consolidation. We have formed the Strategic Steel Stichting to safeguard the interests of our shareholders, our employees and all our other stakeholders".

Arcelor undertakes to distribute € 5 billion to its shareholders

Last February, the group announced its "value plan" composed of four major ideas: maintenance of Arcelor's industrial equipment at the highest level; strengthening of its leading positions on key markets; continuation of investment policy to ensure profitable and sound growth in accordance with its social and sustainable development policy.

Given the quality of Arcelor's balance sheet, its distribution capacity and economic prospects, the Board of Directors announces its intention to distribute a total amount of 5 billion euro to the shareholders coming from group's available cash-flow. Such payment, which does not include the dividend payment of €1.85, and which terms shall be decided later by the Board of Directors, could take the form of a share buyback, an extraordinary dividend payment or a self tender offer in between the date of the annual general meeting (April 28, 2006) and the end of the 12th month following the withdrawal or failure of Mittal Steel's hostile offer on Arcelor.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company -- number one steel producer in Europe and Latin America -- ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 96,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau 33 1 41 25 65 04

Investor relations
E-mail:
investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898